Mail Stop 3561

March 25, 2008

Via U.S. Mail

Richard A. Parlontieri
President and Chief Executive Officer
Speedemissions, Inc.
1015 Tyrone Road, Suite 220
Tyrone, Georgia 30290

>   **Re: Speedemissions, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 6, 2008**
>   **File No. 333-146733**

Dear Mr. Parlontieri:

We have reviewed your responses to the comments in our letter dated January 17, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Prospectus

Risk Factors

1. We note the auditor's report and Note 1 to the consolidated financial statements that due to certain errors in the previous financial statements, the 2006 and 2005 statements have been restated to correct such errors. Please revise to include, in a separate risk factor, such risks of errors on your financial reporting and controls.

Audited Financial Statements for the Year Ended December 31, 2006

Statements of Operations, page F-3

2. We note from your response to our prior comment 8 and your revised statements of operations that you reclassified the gain/loss on the disposal of non-strategic assets as part of operating income/expenses for all periods presented. Please

revise Note 1 to the audited and unaudited financial statements to include this adjustment in the disclosure about the restatement of the financial statements. Also, please revise Note 1 to include the disclosures required by paragraph 26 of SFAS No. 154.

Notes to the Financial Statements
General

3. We note from your response to our prior comment 11 that you revised Note 11 to disclose the amount of shares that may be owned by GCA and Barron Partners LP in the event they exercise warrants or convert convertible preferred stock. Please revise to disclose that in the event the shareholders obtain ownership of these shares, they will have the effective power to control the vote on substantially all significant matters without the approval of other stockholders.

Note 11. Risks and Uncertainties, page F-23
Arrangements with Shareholders

4. We note from your response to our prior comment 21 that you have revised your balance sheet to present the Series A Preferred Stock outside of permanent equity. However, we do not believe that you have recorded the Series A Preferred Stock at the appropriate value. Please revise to present the initial carrying amount of the redeemable preferred stock at its fair value at date of issue and re-measure the value at each balance sheet date in accordance with the guidance in paragraph 15 of EITF D-98.

Part II

Recent Sales of Unregistered Securities, page II-1

5. We note your response to prior comment 30. Revise the disclosure to provide for the October 12, 2007 transaction on which Barron Partners LP and Global Capital Funding Group LP exchanged their warrants for the same number of warrants with lower exercise prices.

Other

6. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

7. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Bruce A. Parsons, Esq.
        Burr & Forman, LLP
        Fax: (205) 458-5100